Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

September 1, 2017

Interim report for the period May – July 2017

Doxophos approved in Russia

FIRST QUARTER May 1 – July 31, 2017

•	Consolidated net sales amounted to TSEK 20 compared to TSEK 36 in the first quarter previous year

•	Operating loss was TSEK 28,421 compared to TSEK 32,343 in the first quarter previous year

•	Net loss after tax amounted to TSEK 31,713 compared to TSEK 36,921 in the first quarter previous year

•	Loss per share was SEK 0.23 compared to SEK 0.33 in the first quarter previous year

•	Comprehensive loss was TSEK 31,715 compared to TSEK 36,912 in the first quarter previous year

•	Oasmia has entered into an exclusive marketing and distribution agreement for Russia and the CIS

•	A decision was made to transfer the veterinary assets

•	Well-attended capital markets day on June 15

•	Rights issue of MSEK 163.9 before issue expenses carried out

•	The company has replaced previous convertible debt instruments with new debt

•	New warrants issued in accordance with the resolution adopted at an Extraordinary General Meeting

•	Update of the OAS-12DOC-BIO study given

EVENTS AFTER CLOSING DAY

•	Market approval received for Doxophos in Russia

COMMENTS FROM THE CEO:

Dear Shareholders,

The company took several important steps forward during the first quarter of this financial year (May 1, 2017 to July 31, 2017), even though these were the summer months.

We eagerly await EMA’s decision regarding Apealea. Many activities are ongoing in parallel with this, not least the two studies on Docecal are continuing according to plan and we are currently working on compiling the study which will form the basis of our filing for conditional approval for Doxophos Vet in the US pursuant to MUMS designation.

During the quarter the Board made the decision to transfer the company’s veterinary assets to our American subsidiary. The transaction is being carried out with a view to giving the company a stable financial foundation with external financing, which enables further development and commercialization on the American market, the most important market for this type of treatment.

During the quarter Oasmia also strengthened its cash balances through a new share issue of just over MSEK 160, before issue-related expenses. This financing will stabilize the company and further strengthen our focus on commercialization of our products.

During the quarter the company entered into an exclusive agreement with Hetero Group for sales and distribution of our products in Russia and the CIS countries. Furthermore, a letter of intent was entered into for India and Latin America, which will be negotiated separately. Hetero Group is an international pharmaceutical company with more than 15,000 employees in over 100 countries. Hetero is expanding in Russia and will continue to intensify marketing of Paclical. They have worked quickly and we are delighted to have seen the first order for Paclical come during August.

We held a capital markets day in Stockholm on June 15, when we met and discussed matters with many of our shareholders. The presentations from, amongst others, our advisor Ulf Jungnelius and our Chief Medical Officer (Vet) Henrik Rönnberg were much appreciated. The management team also described the company in general and business strategies in particular. We thank everyone who attended and everyone who has looked at the presentations on our website.

After the end of the quarter the company received market approval for Doxophos in Russia. Our partner Hetero Group will thus be marketing and distributing two Oasmia products. Doxophos is based on doxorubicin, which is used for several of the largest cancer indications. The doxorubicin formulations on the market are expected to sell for approximately USD 1.4 billion in 2024.

We are all looking forward to an exciting autumn.

Kind regards,

CEO

Mikael Asp